VEON Announces Intention to Delist from Euronext Amsterdam and to Initiate a Share Buyback Program for up to USD 100 million Amsterdam, 1 August 2024, 08.30 CET: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, (“VEON” or the “Company”), announces its intention to voluntarily delist from Euronext Amsterdam (the “Delisting”). VEON is also pleased to inform its shareholders and the investment community that it intends to initiate a buyback program for up to USD 100 million with respect to its American Depositary Shares (“ADS”) following the Delisting. The Delisting and the resulting sole listing on Nasdaq, a leading global index for technology companies, will simplify and streamline the Company’s reporting requirements. VEON expects the Delisting process to take place in the fourth quarter of 2024, following and subject to the filing of its annual report on Form 20-F (the “20-F”). Further information about the process will be released following the filing of the 20-F, with a period of 30 to 40 days from the date of that announcement until the date of the Delisting. VEON anticipates that the Delisting will be in the best interests of the Company as a whole, including both its current and potential investors; and would like to thank its Euronext Amsterdam investors for their support. The Company will endeavour to ensure a smooth transition for its shareholders during the Delisting process. Following the completion of its transition to sole listing on Nasdaq, VEON intends to initiate a buyback program for up to USD 100 million of its ADSs. The Company believes that its ADSs have been trading at a price which does not adequately reflect their value in relation to the Company's current operations; and that the purchase of ADSs for other corporate purposes represents an opportunity.

The timing and specifics of the ADS buybacks will be determined by the Company's management and Board of Directors in due course, and will be subject to liquidity considerations, market conditions, applicable legal requirements, and other factors. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on Nasdaq and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s timeline for publication of its annual report, the Delisting and its buyback program. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Important information This press release contains inside information within the meaning of Article 7(1) of the European Market Abuse Regulation (596/2014). Contact information Hande Asik Group Director of Communication pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com